Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2021 Third Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. Important Message

1.1

The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2021 third quarterly report for the nine months ended 30 September 2021, and warrant that there are no false representations or misleading statements contained in or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2

Mr. Wu Haijun, Chairman of the Company, Mr. Du Jun, overseeing the accounting operations, and Ms. Yang Yating, person-in-charge of Accounting Department (Accounting Chief) and Director of Finance Department warrant the truthfulness, accuracy and completeness of the financial report contained in this third quarterly report.

1.3	The financial report of the Company’s 2021 third quarterly report was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

2.	Basic Information

2.1	Major Accounting Data

Unit: RMB’000

	The Reporting Period (July to September)	Increase/decrease as compared to the corresponding period of the previous year (%)	From the beginning of the year to the end of the Reporting Period (January to September)	Increase/decrease as compared to the corresponding period of the previous year (%)
Revenue	24,726,487	28.18%	61,863,093	12.57%
Net profit attributable to equity shareholders of the Company	720,861	-32.87%	1,965,050	Not Applicable
Net profit attributable to equity shareholders of the Company excluding non-recurring items	715,775	-25.81%	1,885,201	Not Applicable
Net cash flows generated from operating activities	2,045,941	159.18%	-343,611	Not Applicable
Basic earnings per share (RMB/share)	0.067	-33.00%	0.182	Not Applicable
Diluted earnings per share (RMB/share)	0.067	-33.00%	0.182	Not Applicable
Return on net assets (weighted average) (%)	2.408	Decreased by 1.86 percentage points	6.572	Increased by 8.90 percentage points
	As at the end of the Reporting Period		As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets	47,225,715		44,749,173	5.53%

Total equity attributable to equity shareholders of the Company	30,219,104		29,218,033	3.43%

2.2	Excluded non-recurring items and amount

Unit: RMB’000

Item	Amount for the Reporting Period (July to September)	Amount from the beginning of the year to the end of the Reporting Period (January to September)
Earnings or losses on disposal of non-current assets (including the write off part of the provision for asset impairment)	0	62,290
Government grants recognized in current profits and losses (except for closely related to the regular operating of the Company, comply with national policies and regulations, and continuously comfort according to certain standards, quotas or quantities)	22,132	33,544
Dismissal benefits	-1,813	-10,250
Gains from changes in fair value of derivative financial assets and liabilities	3,935	27,278
Investment income from structured deposits	27,326	49,535
Foreign exchange options and forward foreign exchange contracts earnings/(losses)	0	-151
Losses on discount of receivables	-993	-3,089
Other non-operating income and expenses other than those mentioned above	-43,514	-52,935

Sub-total	7,073	106,222
Less: Tax effect for the items above	-1,884	-26,724

Effect on Non-Controlling interests (after tax)	-103	351

Total	5,086	79,849

2.3	Description of Substantial Changes in Major Financial Report Items and Financial Indicators of the Company

Item	Change (%)	Major reason
Net profit attributable to equity shareholders of the Company_during the Reporting Period	-32.87%	During the Reporting Period, the R&D investment increased and the income from asset disposal decreased.

Net profit attributable to equity shareholders of the Company_ from the beginning of the year to the end of the Reporting Period	Not Applicable	From the beginning of the year to the end of the Reporting Period, the demand for petroleum and petrochemical products improved significantly, the product price increased and the Company’s operating performance improved significantly.

Net profit attributable to equity shareholders of the Company excluding non-recurring items_ from the beginning of the year to the end of the Reporting Period	Not Applicable	From the beginning of the year to the end of the Reporting Period, the demand for petroleum and petrochemical products improved significantly, the product price increased and the Company’s operating performance improved significantly.

Net cash flows generated from operating activities_during the Reporting Period	159.18%	During the Reporting Period, the Company accelerated inventory turnover and reduced operating receivables.

Net cash flows generated from operating activities_ from the beginning of the year to the end of the Reporting Period	Not Applicable	From the beginning of the year to the end of the Reporting Period, the Company’s operating performance improved significantly.

Basic earnings per share (RMB/share)_during the Reporting Period	-33.00%	During the Reporting Period, the operating performance decreased year-on-year.

Basic earnings per share (RMB/share)_ from the beginning of the year to the end of the Reporting Period	Not Applicable	From the beginning of the year to the end of the Reporting Period, the demand for petroleum and petrochemical products improved significantly, the product price increased, the Company’s operating performance improved significantly and the earnings per share increased.

Diluted earnings per share (RMB/share)_during the Reporting Period	-33.00%	The Company has not issued any dilutive potential ordinary shares. Same reasons as basic earnings per share.

Diluted earnings per share (RMB/share)_ from the beginning of the year to the end of the Reporting Period	Not Applicable	The Company has not issued any dilutive potential ordinary shares. Same reasons as basic earnings per share.

3. Shareholder’s Information

3.1	Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholdings of the Top Ten Shareholders of Shares in Circulation (or Unrestricted Shares)

Unit: Share

Total number of shareholders					97,639
Shareholdings of the top ten shareholders
Name of shareholder (in full)	Type of shareholder	Number of shares held at the end of the Reporting Period	Percentage of total shareholding (%)	Number of shares with selling restrictions	Number of shares pledged, marked or frozen
					Situation of the shares	Number
China Petroleum & Chemical Corporation	State-owned legal person	5,460,000,000	50.44	0	None	0

HKSCC (Nominees) Limited	Overseas legal person	3,454,023,030	31.91	0	Unknown	0

HKSCC Limited	Others	108,134,904	1.00	0	None	0

Wang Lei	Domestic natural person	65,000,000	0.60	0	None	0

China Merchants Bank Company Limited – SSE Dividend ETF	Others	54,527,408	0.50	0	None	0

GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	Others	45,222,300	0.42	0	None	0

Dacheng Fund –Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	Others	43,531,469	0.40	0	None	0

China Asset Fund – Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	Others	43,083,750	0.40	0	None	0

Bosera Fund –Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	Others	43,083,700	0.40	0	None	0

E Fund Fund– Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	Others	43,083,700	0.40	0	None	0

Harvest Fund– Agricultural Bank of China – Harvest CSI Financial Asset Management Plan	Others	43,083,700	0.40	0	None	0

China EU Fund– Agricultural Bank of China – China EU CSI Financial Asset Management Plan	Others	43,083,700	0.40	0	None	0

Yinhua Fund– Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	Others	43,083,700	0.40	0	None	0

China Southern Fund– Agricultural Bank of China – China Southern CSI Financial Asset Management Plan	Others	43,083,700	0.40	0	None	0

ICBC Credit Suisse Fund – Agricultural Bank of China – ICBC Credit Suisse CSI Financial Assets Management Scheme	Others	43,083,700	0.40	0	None	0

Shareholdings of the Top Ten Shareholders with Unlimited Conditions of Sale
Name of shareholder	Number of Liquidity Shares Holding Unlimited Conditions of Sale	Type and quantity of shares
		Type	Quantity

China Petroleum & Chemical Corporation	5,460,000,000	RMB common stocks	5,460,000,000

HKSCC (Nominees) Limited	3,454,023,030	Overseas listed foreign share	3,454,023,030

HKSCC Limited	108,134,904	RMB common stocks	108,134,904

Wang Lei	65,000,000	RMB common stocks	65,000,000

China Merchants Bank Company Limited – SSE Dividend ETF	54,527,408	RMB common stocks	54,527,408

GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	45,222,300	RMB common stocks	45,222,300

Dacheng Fund –Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	43,531,469	RMB common stocks	43,531,469

China Asset Fund – Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	43,083,750	RMB common stocks	43,083,750

Bosera Fund –Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700

E Fund Fund– Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700

Harvest Fund– Agricultural Bank of China – Harvest CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700

China EU Fund– Agricultural Bank of China – China EU CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700

Yinhua Fund– Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700

China Southern Fund– Agricultural Bank of China – China Southern CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700

ICBC Credit Suisse Fund – Agricultural Bank of China – ICBC Credit Suisse CSI Financial Assets Management Scheme	43,083,700	RMB common stocks	43,083,700

Explanation of the connected relationship or acting in concert relationship of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, a state-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administration Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee and HKSCC Limited is the nominal holder of the Company’s Shanghai-Hong Kong Stock Connect. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

4.	Appendix

4.1	CONSOLIDATED BALANCE SHEETS

AS AT 30 SEPTEMBER 2021

Unit: RMB’000

Items	As at 30 September 2021	As at 31 December 2020
	(Unaudited)	(Audited)
Current assets
Cash at bank and on hand	6,040,627	7,920,852
Transactional financial assets	3,477,278	—
Derivative financial assets	159,160	—
Accounts payable	1,587,960	1,145,504
Accounts receivable financing	1,332,043	1,217,114
Advances to suppliers	39,576	33,741
Other receivables	1,501,968	41,299
Inventories	6,254,512	3,888,746
Non current assets due within one year	3,007,576	—
Other assets classified as held for sale	31,659	3,057,587

Total current assets	23,432,359	17,304,843
Non-current assets
Long-term equity investments	3,994,521	5,497,834
Investment in other equity instruments	5,000	5,000
Investment properties	356,019	367,586
Fixed assets	11,761,270	11,733,065
Construction in progress	2,144,382	1,710,124
Right-of-use assets	9,271	12,993
Intangible assets	397,600	412,576
Long-term prepaid expenses	780,531	410,191
Deferred tax assets	90,245	252,121
Other non-current assets	4,254,517	7,042,840
Total non-current assets	23,793,356	27,444,330

Total assets	47,225,715	44,749,173

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS AT 30 SEPTEMBER 2021

Unit: RMB’000

Items	As at 30 September 2021	As at 31 December 2020
	(Unaudited)	(Audited)
Current liabilities
Short-term borrowings	3,540,000	1,548,000
Derivative financial liabilities	57,292	—
Notes payable	598,486	139,360
Accounts payable	5,812,706	4,671,635
Contract Liabilities	794,321	496,521
Employee benefits payable	746,016	244,506
Taxes payable	1,438,717	3,385,910
Other payables	894,219	1,664,812
Non-current liabilities due within one year	29,066	9,352
Other current liabilities	2,104,630	3,072,150
Total current liabilities	16,015,453	15,232,246
Non-current liabilities
Long-term borrowings	700,000	—
Lease liabilities	2,342	3,119
Deferred revenue	115,220	123,433
Deferred tax liabilities	35,162	35,357
Total non-current liabilities	852,724	161,909
Total liabilities	16,868,177	15,394,155
Owners’ equity (or shareholders’ equity)
Paid-in capital (or share capital)	10,823,814	10,823,814
Capital surplus	610,327	610,327
Other comprehensive income	83,776	6,326
Specific reserve	186,549	145,597
Surplus reserve	6,474,103	6,474,103
Undistributed profits	12,040,535	11,157,866
Total equity attributable to equity owners (or shareholders) of the Company	30,219,104	29,218,033
Non-Controlling interests	138,434	136,985
Total Owners’ equity (or shareholders’ equity)	30,357,538	29,355,018
Total liabilities and Owners’ equity (or shareholders’ equity)	47,225,715	44,749,173

4.2	CONSOLIDATED INCOME STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2021

Unit: RMB’000 Audit type:unaudited

Items	First three quarters of 2021 (January to September)	First three quarters of 2020 (January to September)
Total revenue	61,863,093	54,953,968
Including: Revenue	61,863,093	54,953,968
Total operating cost	60,150,245	56,406,200
Including: Cost of sales	48,013,441	44,538,544
Taxes and surcharges	9,194,779	9,480,751
Selling and distribution expenses	322,451	348,864
General and administrative expenses	2,828,633	2,211,438
R&D expenses	75,153	58,596
Financial expenses	-284,212	-231,993
Add: Other income	25,331	20,828
Investment income (“-” to indicate loss)	777,741	500,744
Change in fair value gains (“-” to indicate loss)	27,278	3,629
Asset impairment losses (“-” to indicate loss)	-108,485	-120,928
Asset disposal income (“-” to indicate loss)	79,085	102,543

CONSOLIDATED INCOME STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2021

Unit: RMB’000 Audit type:unaudited

Items	First three quarters of 2021 (January to September)	First three quarters of 2020 (January to September)
Operating profit (“-” to indicate loss)	2,513,798	-945,416
Add: Non-operating income	11,365	13,075
Less: Non-operating expenses	72,881	52,626

Total profit (“-” to indicate loss)	2,452,282	-984,967
Less: Income tax expenses	480,882	-352,418
Net Profit (“-” to indicate loss)	1,971,400	-632,549
Classification by business continuity
Classification by ownership
1. Attributable to equity shareholders of the Company (“-” to indicate loss)	1,965,050	-642,219
2. Non-Controlling interests (“-” to indicate loss)	6,350	9,670
Other comprehensive income, net of tax	77,450	-8,008
Net income after tax of other comprehensive income attributable to the equity shareholders of the Company	77,450	-8,008
1. Other comprehensive income that can be transferred to profit or loss under equity method	702	-8,008
2. Cash flow hedging reserve	76,748	—

Total comprehensive income	2,048,850	-640,557
Attributable to equity shareholders of the Company	2,042,500	-650,227
Non-Controlling interests	6,350	9,670
Earnings per share
Basic earnings per share (RMB)	0.182	-0.059
Diluted earnings per share (RMB)	0.182	-0.059

4.3	CONSOLIDATED CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2021

Unit: RMB’000 Audit type:unaudited

Items	First three quarters of 2021 (January to September)	First three quarters of 2020 (January to September)
1. Cash flows from operating activities
Cash received from sales of goods or rendering of services	65,528,288	59,664,017
Refund of taxes and surcharges	98,018	3,040
Cash received relating to other operating activities	165,997	286,600

Sub-total of cash inflows	65,792,303	59,953,657
Cash paid for goods and services	51,964,737	47,197,250
Cash paid to and on behalf of employees	2,107,455	1,858,747
Payments of taxes and surcharges	11,784,185	12,769,797
Short-term and low value lease expenses	7,657	—
Cash paid relating to other operating activities	271,880	242,652
Sub-total of cash outflows	66,135,914	62,068,446

Net cash flows generated from operating activities	(343,611)	(2,114,789)
2. Cash flows from investing activities
Cash received from investment recovery	4,700,000	9,601,942
Cash received from returns on investments	746,659	88,154
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	69,099	95,660
Cash received relating to other investing activities	3,374,332	705,982

Sub-total of cash inflows	8,890,090	10,491,738
Cash paid to acquire fixed assets, intangible assets and other long-term assets	2,617,962	1,021,374
Cash paid for investment	8,150,000	7,600,000
Net cash received from subsidiaries and other business units	—	340,315
Cash paid to other related investment activities	1,999,537	6,515,962
Sub-total of cash outflows	12,767,499	15,477,651

Net cash flows generated from operating activities.	(3,877,409)	(4,985,913)

CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2021

Unit: RMB’000 Audit type:unaudited

Items	First three quarters of 2021 (January to September)	First three quarters of 2020 (January to September)
3. Cash flows from financing activities
Cash received from borrowings	18,663,131	6,446,569
Sub-total of cash inflows	18,663,131	6,446,569
Cash repayments of borrowings	16,951,131	1,958,562
Cash paid for distribution of dividends or profits and interest expenses	1,166,963	1,354,427
Cash and interest repaid for lease liabilities	10,721	—
Cash paid for other financing activities	—	10,549

Sub-total of cash outflows	18,128,815	3,323,538
Net cash flows generated from financing activities	534,316	3,123,031
4. Effect of foreign exchange rate changes on cash and cash equivalents	(2,063)	(2,711)
5. Net increase in cash and cash equivalents	(3,688,767)	(3,980,382)
Add: Cash and cash equivalents at beginning of the Reporting Period	6,916,408	7,449,699
6. Cash and cash equivalents at end of the Reporting Period	3,227,641	3,469,317

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 27 October 2021